Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30, 2009	June 29, 2008	June 30, 2009	June 29, 2008
	$	$	$	$
Available earnings:
Earnings before income taxes	116	43	63	98
Add fixed charges:
Interest expense (excluding capitalized)	21	35	51	72
Amortization of loan costs	2	2	3	4
Interest factor in rents	2	2	5	4

Total earnings as definded	141	82	122	178

Fixed charges:
Interest expense incurred	21	35	51	72
Amortization of debt expense	2	2	3	4
Interest portion of rental expense	2	2	5	4

Total fixed charges	25	39	59	80
Ratio of earnings to fixed charges	5.6	2.1	2.1	2.2